SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (the “Company”), in compliance with the applicable Securities Commission Regulations, informs its shareholders and the public that, following the Company’s Compliance Committee’s and Board of Directors’ approval, it has entered into an agreement with Anheuser-Busch InBev SA/NV (“AB InBev”) pursuant to which the Company has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador, in exchange for which AB InBev has agreed to transfer SABMiller plc’s (“SABMiller”) Panamanian business to the Company (“Transaction”).

As a result of the Transaction, the Company will cease its operations in Colombia, Peru and Ecuador and will commence operations in the beverages market of Panama.

The Transaction is conditional on the successful closing of the proposed business combination between SABMiller and AB InBev as announced on 11 November 2015, in addition to other customary closing conditions. Rothschild acted as exclusive financial advisor for the Company.

São Paulo, May 12, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

 Chief Financial and Investor Relations Officer

SP - 17034806v2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer